UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

Gibson Energy ULC and GEP Midstream Finance Corp. (together, the “Issuers”) announced today that pursuant to their previously announced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”) and related consent solicitations to effect certain amendments to the indentures governing the Notes, they received tenders and consents from holders of $557,880,000, or approximately 99.6%, of its outstanding aggregate principal amount of First Lien Notes and from holders of $199,480,000, or approximately 99.7% of the outstanding aggregate principal amount of Senior Notes, by the expiration of the consent date, May 31, 2011, at 5:00 p.m., New York City time.  The consents received exceeded the number needed to approve the proposed amendments to the indentures governing the Notes.  In addition, the Issuers are extending the Consent Date, as such term is defined in the respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011, as amended.

Based on the consents received, the Issuers are expected to enter into supplemental indentures that will, once operative, eliminate substantially all restrictive covenants and certain default provisions in the indentures governing the Notes, and with respect to the First Lien Notes, release all of the collateral from the liens created pursuant to the Collateral Documents (as defined in the indenture governing the First Lien Notes).  The supplemental indentures will become operative upon payment on the payment date for notes validly tendered on or before the expiration date and accepted for purchase by the Issuers promptly following the final acceptance date.

The terms and conditions of the tender offers and consent solicitations set forth in the respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011, as amended on May 24, 2011, are each hereby further amended to extend the Consent Date, previously scheduled for 5:00 p.m., New York City time, on May 31, 2011, to midnight, New York City time, on June 13, 2011, unless further extended by the Issuers in their sole discretion.  Holders of Notes who validly tender their Notes after 5:00 p.m., New York City time, on May 31, 2011, and on or before the expiration date will also be eligible to receive the consent payment of $20.00 per $1,000 principal amount of Notes, which was otherwise payable to holders who tendered prior to 5:00 p.m., New York City time, on May 31, 2011.

The tender offers will expire at midnight, New York City time, on June 13, 2011, unless extended or earlier terminated.

A copy of the press release announcing the results and amendment to the tender offers and consent solicitations is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this report is neither an offer to purchase any outstanding Notes nor a solicitation of tenders with respect to any Notes, nor a solicitation of consents with respect to any Notes. The tender offers and consent solicitations are being made solely pursuant to the terms and subject to the conditions set forth in the Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

By:	/s/ A. Stewart Hanlon
Name:	A. Stewart Hanlon
Title:	President and Chief Executive Officer

Date: June 1, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 1, 2011